  Exhibit 99.1

Auryn Announces Appointment of New CFO

Vancouver, British Columbia – March 26th, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE American: AUG) (“Auryn” or the “Company) announces the appointment of Stacy Rowa as Chief Financial Officer and the resignation of Peter Rees as Chief Financial Officer and Corporate Secretary, effective April 1, 2019. Mr. Rees is resigning to pursue a new opportunity.

Ms. Rowa is a Canadian CPA, CA who has worked with Canadian and US publicly listed resource companies for the past 10 years. Ms. Rowa has been with the Company since 2016 serving as Corporate Controller. Prior to joining Auryn, Ms. Rowa held finance roles with Elgin Mining Inc., before it was acquired by Mandalay Resources Inc. in 2014, and Aura Minerals Inc. She began her career with KPMG LLP’s mining practice after obtaining her Bachelor of Commerce in Accounting from the University of British Columbia.

A Message from Ivan Bebek, Executive Chairman & Director:

“On behalf of the board of directors, I would like to thank Peter for his valuable contributions to our management team and our companies over the past nine years. Peter has worked with Auryn since its inception and played a key role in establishing Auryn as a premier mineral exploration company. We wish him very well on his future endeavor and welcome Stacy to our team in the role of CFO.”

On Behalf of the Board,

Ivan Bebek
Executive Chairman and Director

For further information on Auryn Resources, please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or natasha.frakes@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.